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                            May 12, 2023

       Haiping Li
       Partner
       Skadden, Arps, Slate, Meagher & Flom LLP
       46/F, Tower II, Jing An Kerry Centre
       1539 Nanjing West Road
       Shanghai 200040, China

                                                        Re: Hello Group Inc.
                                                            SC TO-I filed May
5, 2023
                                                            File No. 005-88567

       Dear Haiping Li:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I

       Notice of Repurchase of Notes -- Right of Withdrawal, page 13

   1. Please provide us your legal analysis of your compliance with Rule 13e-4(f)(2)(i) given your advice to security
holders to withdraw tendered securities by June 13, 2023, which predates your offer's
expiration date of June 29 at 5 p.m.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Haiping Li
Skadden, Arps, Slate, Meagher & Flom LLP
May 12, 2023
Page 2

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameHaiping Li                        Sincerely,
Comapany NameSkadden, Arps, Slate, Meagher & Flom LLP
                                                    Division of Corporation
Finance
May 12, 2023 Page 2                                 Office of Mergers &
Acquisitions
FirstName LastName